FOR IMMEDIATE RELEASE

Dejour Provides Piceance Operations Update

Gibson Gulch Resource Estimate Pegged at 209 Bcfe

Laramie Finalizing Exploration Program for Rangely Project

Vancouver , Canada . March 3, 2009 (NYSE AMEX: DEJ / TSX: DEJ) Dejour Enterprises Ltd. announces the following updates:

Gibson Gulch
A preliminary resource evaluation from Norwest Corporation on Dejour’s 2610 gross acres (2088 net) in the Gibson Gulch prospect has recently been completed.  The evaluation effective January 15, 2009 defines the likely distribution oil and gas resource in this prospect.  In conclusion Norwest estimates that gross Prospective Resources under Dejours acreage to range from a low estimate of 104 billion cube feet equivalent (Bcfe) (84 Bcfe net) to a high estimate of 392 Bcfe (302 Bcfe net) with a most likely estimate of 209(Bcfe) (167Bcfe net).  The low, most likely, and high estimates are identified as follows:

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There should be at least a 90% probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

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There should be at least a 50% probability (P50) that the quantities recovered will equal or exceed the most likely estimate.

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There should be at least a 10% probability (P10) that the quantities recovered will equal or exceed the high estimate.

Rangely

As noted in the November 17, 2008 press release, Dejour announced a joint venture agreement with Laramie Energy ll LLC, The joint venture agreement entails Laramie will have the right to earn 55% of the 22,000 gross acres (15,700 net acres) Rangely prospect by completing at least four commercially productive wells.  This project is proceeding on schedule.  The final drilling locations have been chosen and are currently applying for permits.  Drilling is expected in Q3/09.

Hal Blacker reports “We are very pleased that the Rangely project is moving ahead on schedule despite the overall downturn in industry activity. We are also very encouraged that in the current economic environment the resource assessment of our Gibson Gulch Prospect has been increased.   These numbers  reflect the quality of the leases in this prospect and the impact on our leases of development activities on nearby leases in 2008.  We will continue to move cautiously in this environment while evaluating different options to maximize the value of our Gibson Gulch Prospect."

Harrison Blacker, MS Eng., is the qualified person for this report. Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.  Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered.  If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Dejour. Energy. Independence.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange AMEX (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com

Statements Regarding Forward-Looking Information:   This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.